SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 17, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated May 14, 2004, announcing that Francis Mer has joined Rhodia's Board of Directors.

   Incorporated by reference into Rhodia's Registration Statement on Form F-4
                             (Reg. No. 333-107379)


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                                 [Rhodia logo]


                                                                   PRESS RELEASE


                  FRANCIS MER JOINS RHODIA'S BOARD OF DIRECTORS


Paris, May 14, 2004 - At a meeting of Rhodia's Board of Directors yesterday, Francis Mer was coopted as a member of the Board, replacing Klaus Mangold, a member of the Board of Management of Daimler-Benz.

This appointment of Francis Mer, who will bring to Rhodia's Board of Directors extensive experience with industry, illustrates the Rhodia's board commitment to representation by independent directors, in accordance with the principles of better corporate governance in listed companies.



Francis Mer, born on May 25, 1939, is a former student of the Ecole Polytechnique and holds a degree in engineering awarded by the Ecole des Mines. He joined the Saint-Gobain Pont-a-Mousson Group in October 1970 in the Corporate Strategy Department before being appointed Planning Director at Saint-Gobain Pont-a-Mousson (1973), Managing Director of Saint-Gobain Industries (1974-1978) and, in September 1978, Deputy Managing Director of the Saint-Gobain Group, in charge of industrial policy. In July 1982, he became Chairman and Managing Director of Pont-a-Mousson SA and Director of the Saint-Gobain Group's Pipelines and Mechanical Engineering Division. In September 1986, he was appointed Chairman of the new entity created from the merger of Usinor and Sacilor and, subsequently, Chairman of Usinor Sacilor privatized in 1995 before sponsoring the creation of the Arcelor Group in 2001. Since June 1988, he has been Chairman of the French Steel Federation (Federation Francaise de l'Acier). Francis Mer served as Minister of the Economy, Finance and Industry in the French Government from May 7, 2002 to March 30, 2004.


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     This press release is available on Rhodia's website at: www.rhodia.com
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Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and line chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
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Anne-Laurence de Villepin    [telephone icon] 33-1 55 38 40 25

Investor Relations
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Nicolas Nerot                [telephone icon] 33-1 55 38 43 08



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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: May 17, 2004                              RHODIA

                                                By: /s/ PIERRE PROT
                                                    -----------------
                                                Name: Pierre PROT
                                                Title:   Chief Financial Officer



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